UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 23, 2026, EUDA Health Holdings Limited (“EUDA” and the “Company”) received a written notice (the “MVLS Notice”) from Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), indicating that the Company had failed to maintain a Minimum Market Value of Listed Securities (“MVLS”) of $35 million over the last 32 consecutive business days as required by the Nasdaq Listing Rule 5550(b)(2).

The MVLS Notice has no immediate effect on the listing of the Company’s securities on Nasdaq and the Company has been provided a period of 180 calendar days from the date of the MVLS Notice, or until October 20, 2026, in which to regain compliance (the “MVLS Compliance Period”). In order to regain compliance with Nasdaq Listing Rule 5550(b)(2), the Market Value of Listed Securities of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during the MVLS Compliance Period.

In the event that the Company does not regain compliance with Nasdaq Listing Rule 5550(b)(2) within the MVLS Compliance Period, Nasdaq will provide notice to the Company that its listed securities will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities. However, there can be no assurances that Nasdaq would be able to regain compliance with all applicable requirements for continued listing on the Nasdaq Capital Market.

Exhibits

99.1	Press release dated April 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 27, 2026

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer